                               CONSENT OF EXPERTS



We hereby consent to the filing of that certain Round Mountain Technical Report dated March 21, 2003, including the identification of us as experts, under cover of Form 6-K with the Securities and Exchange Commission and the incorporation by reference of that report and information into Kinross Gold Corporation's registration statements on Form S-8, Registration Nos. 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744, and 333-13742.


By:     /s/ Daniel B. Moore
        ----------------------------
        Daniel B. Moore
Title:  Manager, Continuous Improvement, Kinross Gold Corporation
Formerly Engineering Superintendent



Date: June 30, 2004